COMMENTS RECEIVED ON SEPTEMBER 13, 2010

FROM CHRISTIAN SANDOE

FIDELITY REVERE STREET TRUST (File Nos. 811-07807)

Fidelity Cash Central Fund
Fidelity Municipal Cash Central Fund
Fidelity Securities Lending Cash Central Fund
Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 27

1. All funds

"Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

(from Fidelity Cash Central Fund)
"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.The fund is open for business each day the New York Stock Exchange (NYSE) is open. Even if the NYSE is closed, the fund will be open for business on those days on which the Federal Reserve Bank of New York (New York Fed) is open, the primary trading markets for the fund's portfolio instruments are open, and the fund's management believes there is an adequate market to meet purchase and redemption requests.

Fidelity normally calculates Fidelity Cash Central Fund's NAV each business day as of 5:00p.m. Eastern time.
The fund has no minimum investment requirement."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: The changes to this section previously agreed upon were reflected in the filing made on July 30, 2010 for the funds. As previously noted, most recently in connection with the Staff's comments on 485(a) filings made on March 10, 2010, we have retained disclosure regarding NAV calculation for funds that calculate NAV at times other than 4pm.

2. All funds

"Trustees and Officers" (Part B of the Registration Statement)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure to which the footnote cited by the Staff is anchored, we also call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, as well as the disclosure that states that the Board "takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure." Accordingly, we have not modified disclosure.

3. Fidelity Securities Lending Cash Central Fund

"Cover" (Part A and Part B of the Registration Statement)

C: The Staff questions the significance of the words "securities lending" in the fund's name.

R: Funds that receive cash collateral in connection with their securities lending activities may invest it in Securities Lending Cash Central Fund.

4. Fidelity Tax-Free Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal income tax. FIMM does not currently intend to invest the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax."

C: The Staff believes that "currently intend" is not sufficient to meet the Name Test as it applies to tax-free funds.

R: Consistent with Rule 35d-1, as a matter of fundamental policy, the fund seeks to obtain a high level of current income exempt from federal income tax consistent with the preservation of capital and liquidity, and normally invests at least 80% of its assets in municipal securities whose interest is exempt from federal income tax. Consistent with current Staff positions, the fund could invest up to 20% in securities subject to the federal AMT, though FMR does not intend to do so. We feel this intention is important to disclose. Accordingly, we have not modified disclosure.

5. All funds

Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.